                                                                    EXHIBIT 20.1

[LETTERHEAD OF RETRACTABLE TECHNOLOGIES, INC.]

April 3, 2002


Dear Shareholder:

I would like to take this opportunity to share with you three articles that have been published recently in The New York Times. These articles provide insight into the U.S. healthcare purchasing system with which Retractable Technologies Inc. has been grappling for some time.

As you may know, Becton Dickinson (BD) and Sherwood Medical (Sherwood) have maintained an iron grip on the U.S. needle market in spite of their not having viable safety syringes and blood collection needle products. The results have been catastrophic for public health in that clinicians have sustained millions of unnecessary life-threatening needle sticks during the five years that we have been fighting for market entry, and our shareholders have been deprived of their rightful investment potential.

Over the years we have received numerous requests from our shareholders about ways in which they might assist us in our efforts to open the U.S. medical syringe markets. This media coverage presents an opportunity for Retractable Technologies shareholders to help with our efforts. Enclosed are the three articles from The New York Times that relate to our challenges regarding market entry.

The first two articles relate to some of the mechanisms which keep the highly-rated VanishPoint(R) products from being clinically demonstrated in most U.S. acute care facilities. These articles, which ran on page one of The New York Times on March 4, 2002, and March 26, 2002, report on the relationship between large medical manufacturers and hospital group purchasing organizations
(GPOs). The articles document in shocking detail some of the anticompetitive practices utilized by the GPOs and market share leaders BD and Sherwood. The third is an article regarding Dr. Schlager, who was the Medical Director for BD for several years.

Thanks in part to the Times' investigation, the U.S. Senate Judiciary Committee's Subcommittee on Antitrust is planning to hold hearings in April on GPO contracting practices. I believe this is the first serious attempt on the part of Congress to confront these powerful rascals regarding the leveraging of the American medical device market to lockout competitors and ultimately raise the costs of healthcare.

I urge you to contact your U. S. congressional representative and senator as well as other key legislators and officials, to call their attention to these articles and to ask them to take whatever steps are necessary to put a stop to these unfair, monopolistic practices. If you share our determination, concern for the company, and concern for the healthcare professionals, please let your representatives know.

To quickly obtain the addresses, phone numbers, and email addresses of your legislators, simply go to www.congress.org and type in your zip code number, or you can call Retractable at (972) 294-1010; Shanna Warner would be happy to provide you with the contact information for your representative. A letter to your representative can be sent via email or fax. For your convenience, I have enclosed a sample letter that you can use to get an idea of the points you might want to include in your letter.

Feel free to contact me with any questions.

Sincerely,

/s/ Thomas J. Shaw

Thomas J. Shaw
President and CEO

Encl.

                                     SAMPLE

April 3, 2002

Senator/Representative
Office Building
Washington , D.C.

Dear Congressman/Senator/Administration official:

I'm writing to call your attention to the investigative articles on hospital group purchasing organizations (GPOs) that appeared on page one of The New York Times of March 4, and March 26, 2002. As a sometime patient [or physician or
                                                             ---------------
health care provider, if that is the case] and taxpayer, I am outraged by the
-----------------------------------------
practices exposed in this article. Without doubt, this scandal is the Enron of the health care industry.

At a time when hospitals are pleading for additional federal funding and forty million Americans lack adequate health insurance coverage, it is truly incredible that a small group of venal purchasing executives have been able to bilk the American health care system with apparent impunity.

As a shareholder in Retractable Technologies, Inc., a maker of safety needle devices cited in one of the articles, I am deeply troubled that our company's efforts to market its life-saving automated retraction needle technology have been blocked by these anti-competitive practices. Clearly, these activities have harmed patients and health care workers by depriving them of the best available medical devices and by discouraging innovation by entrepreneurs and small companies in the medical device industry.

I respectfully urge you to call on administration officials and your fellow legislators to take whatever steps are necessary to bring these reprehensible practices to an immediate halt. Please feel free to contact me if you wish to discuss this issue further.

Sincerely yours,